Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

INTENTION TO CONDUCT ON-MARKET SHARE REPURCHASE

This is a voluntary announcement made by MINISO Group Holding Limited (the “Company”) to provide its shareholders and potential investors with information in relation to the latest developments regarding the Company.

Reference is made to the announcement of the Company dated September 29, 2022 in relation to the share purchase program (“2022 Share Repurchase Program”) adopted by the Company to conduct share repurchase from the open market over a 12-month period.

The board (the “Board”) of directors (the “Directors”) of the Company wishes to announce that on September 15, 2023, following the expiration of the 2022 Share Repurchase Program, the Board has authorised and approved a new share repurchase program (the “2023 Share Repurchase Program”), under which the Company may repurchase up to US$200 million in value of its outstanding ordinary shares and/or American depositary shares representing its ordinary shares (the “Shares”) from the open market over a 12-month period starting from the date on which the 2023 Share Repurchase Program was approved. The Company expects to fund repurchases under the 2023 Share Repurchase Program from surplus cash on its balance sheet.

The Board believes that a share repurchase in the present conditions will demonstrate the Company’s confidence in its business outlook and prospects and would benefit the Company and create value for the shareholders of the Company (the “Shareholders”) ultimately.

The Company’s proposed repurchases under the 2023 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy.

The Company shall conduct the repurchases by exercising its powers under the repurchase mandate given or to be given to the Board pursuant to the resolutions of the Shareholders passed at the annual general meeting of the Company each year to repurchase the Shares not exceeding 10% of the total number of the issued Shares (the “Share Repurchase Mandate”) as at the date of such annual general meeting, with each mandate to expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of the association of the Company or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

1

For the period from September 15, 2023 to the date of holding the upcoming annual general meeting of the Company before the end of 2023, the Company will repurchase under the authority of the repurchase mandate granted by the Shareholders passed on December 28, 2022, and for the subsequent periods under the 2023 Share Repurchase Program, the Company will repurchase under the repurchase mandate to be granted by the Shareholders at the upcoming annual general meeting, subject to the approval of the Shareholders and the general mandate conditions as specified above. It is the intention of the Board to implement the 2023 Share Repurchase Program during the 12-month period only in such a way and only to such an extent that would not cause a mandatory general offer obligation to arise under Rule 26 of the Codes on Takeovers and Mergers and Share Buy-backs.

The Company will conduct the share repurchase in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Pursuant to Rule 10.06(2)(e) of the Listing Rules, an issuer shall not purchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at any time after inside information has come to its knowledge until the information is made publicly available. In particular, during the period of one month immediately preceding the earlier of (i) the date of the board meeting for the approval of the issuer’s results for any year, half-year, quarterly or any other interim period; and (ii) the deadline for the issuer to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement, the issuer shall not purchase its shares on the Stock Exchange, unless the circumstances are exceptional.

The Company will conduct the proposed share repurchase in compliance with the memorandum and articles of association of the Company, the Listing Rules, the Codes on Takeovers and Mergers and Share Buy-backs, the Companies Law of the Cayman Islands and all applicable laws and regulations to which the Company is subject to.

The Board believes that the current financial resources of the Company would enable it to implement the share repurchase without causing any material impact on its working capital.

The Board will review the 2023 Share Repurchase Program periodically, and may authorize adjustment of its terms and size.

Shareholders and potential investors should note that any repurchase may be done subject to market conditions and at the Board’s absolute discretion. There is no assurance of the timing, quantity or price of any repurchase. Shareholders and potential investors should therefore exercise caution when dealing in the Shares.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, September 15, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

2